SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2012

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR BOARD CHANGES

Ryanair Holdings plc following its December Board meeting this morning (13 Dec) in London Stansted announced the following changes to the Board of Europe's largest low fares airline, and the world's favourite international scheduled passenger airline.

1.   Klaus Kirchberger who joined the Board of Ryanair in September 2002 has indicated his wish to step down from the Board having completed 10 years of service.  Ryanair has accepted Mr Kirchberger's decision, which will become effective on 31 March 2013 to coincide with the Group's current financial year end.

2.   Julie O'Neill, who is currently an independent strategic management consultant and former Secretary General of the Irish Department of Transport, has accepted an offer to join the Board of Ryanair and her appointment was confirmed at this morning's meeting.

3. Louise Phelan, who is currently Vice President of Global Operations EMEA for Paypal has accepted an offer to join the Board of Ryanair and her appointment was confirmed at this morning's meeting

The CV's of Julie O'Neill and Louise Phelan are appended at the end of this Stock Exchange notice.

Ryanair's Chairman, David Bonderman said:

"I would like to sincerely thank Klaus Kirchberger for the enormous contribution he has made to the successful growth and development of Ryanair during his decade on the Board from September 2002.  Ryanair's rapid growth in Germany and across much of central Europe was in large measure due to Klaus' wise counsel and guidance.  We wish him continued success.

"I am delighted that Julie O'Neill and Louise Phelan have agreed to join the Board of Ryanair.  They bring significant skills, career success and experience to the Board and we all look forward to working closely with them both to continue to safely and successful grow Ryanair into the future.  I am looking forward to working with them in order to grow Ryanair in the best interests of our passengers, our people and our shareholders."

For further information
please contact:                       Stephen McNamara              Joe Carmody
                                                  Ryanair Ltd                            Edelman
                                                 Tel: +353-1-8121212           Tel. +353-1-6789333

JULIE O'NEILL

Julie O'Neill is a strategic management consultant and serves as a Director of the Sustainable Energy Authority of Ireland and the Irish Museum of Modern Art. She also Chairs the Audit Committee, Trinity College Dublin.  She served as Secretary General of the Department of Transport, Ireland from 2002 to 2009.

In a career that spanned 37 years in the Irish public service, she worked in strategic policy development and implementation in 8 Government Departments, including as Secretary General of the Department of Marine and Natural Resources, Assistant Secretary at the Department of Tourism, Sport & Recreation and Head of the Office of the Tánaiste (Deputy Prime Minister).

Julie holds an MSc from Trinity College, Dublin, a B Comm from University College Dublin and was educated at Loreto College Wexford.

LOUISE PHELAN

Louise is Vice President of Global Operations EMEA for PayPal.  PayPal's European Centre of Excellence is based in Blanchardstown in Dublin and employs 1,450 people. The company is currently hiring an additional 1,000 people for its new facility in Dundalk.  Louise joined PayPal in 2006 as Customer Solutions and Risk Director for the EU and was recently promoted to her current position.

Prior to joining PayPal in June 2006, Louise was a member of the Senior Management Team for GE Money, a division of General Electric (GE), which specialises in small ticket lending for a client base comprising both consumers and commercial customers.

During her 16 years with GE (formerly Woodchester Investments), Louise held a wide variety of Management & Leadership roles.  From 2000- 2006 she held the position of Compliance Leader with responsibility for leading change and integrating a compliance culture across the organisation.  While in this role, Louise was a member of the Business Quality Council and was Ombudsperson for the business.

Louise is on the Board of the American Chamber of Commerce Ireland and is a member of the Dublin Chamber of Commerce, CCMA Ireland and the Women's Executive Network (WXN)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 13 December, 2012

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary